

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2024

James McCormick
Chief Executive Officer
Cloudastructure, Inc.
150 SE 2nd Avenue, Suite 300
Miami, Florida

      Re: Cloudastructure, Inc.
           Draft Registration Statement on Form S-1
           Submitted July 9, 2024
           CIK No. 0001709628

Dear James McCormick:

      We have reviewed your draft registration statement and have the following comments.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted July 9, 2024

Prospectus Summary, page 2

1.   Please provide the basis for your claim that in 2023 your Remote Guarding services "deterred over 97% of all threatening incidences" for your customers.

Risk Factors, page 6

2.   To the extent material, please revise your risk factor disclosure to address: risk that the opening trading price may not be related to historical sales prices; uncertainty associated with the fact that few companies have undertaken direct listings to date; and any impact of the company's brand and consumer recognition on the demand for shares.

3.   Please provide risk factor disclosure addressing the material factors that raise substantial doubt about your ability to continue as a going concern.

4.   We note your disclosure on page 43 that, in 2023, three customers accounted for 40% of your revenue and that, in 2022, three customers accounted for 46% of your revenue. Please provide risk factor disclosure regarding risks stemming from your customer concentration.

5.   We note your disclosure elsewhere regarding your obligations to indemnify. Please clarify whether you have agreed to indemnify certain the Registered Stockholders for certain claims arising in connection with sales under this prospectus. If so, discuss the impact, if any, of large indemnity payments on the company.

Results of Operations, page 26

6.   We note you describe multiple factors that impacted your results of operations; however, you do not appear to quantify the impact of or explain the drivers behind each factor. For example:

   •   You indicate that cloud video surveillance revenue, remote guarding revenue, and hardware revenue increased by 66%, 1948% and 4622%, respectively, in the first three months of 2024 compared to the first three months of 2023.

   •   You attribute increased cost of goods sold in the first three months of 2024 to increased sales costs, such as hosting costs, the costs of equipment sold, installation costs and the costs of your operations department.

   •   You attribute the increase in revenue for fiscal year 2023 to your expanded customer base.

   Please revise throughout to quantify each material factor, including any offsetting factors that contributed to your results of operations including a quantified discussion for each service or product offering that contributed to such a change. In addition, you should refrain from using qualitative terms such as "primarily" in lieu of providing specific quantitative disclosure. Refer to Item 303(b) of Regulation S-K.

Liquidity and Capital Resources, page 29

7.   You indicate that your anticipated operating requirements for the next twelve months, assuming the maintenance of your current operations, exceed your available capital resources. Please expand your disclosure to include your estimated material cash requirements over the next twelve months and describe the level of operations that you will be able to perform with your existing capital resources and liquidity.

8.   Please revise to include a discussion of your cash flows from operating, investing and financing activities.

Our Key Customers, page 42

9.   Please clarify the term "sales" as used in relation to your discussion of key customers in the first paragraph on page 44.

10.   We note your disclosure that you have strategically partnered with "some of the largest property management groups in the industry." Please discuss your strategic partnerships with each of these brands and the amount of revenue you generate from these customers, if material. Please avoid highlighting customers based on the customers' size or name recognition rather than their contribution to your business.

Business
Regulatory Environment, page 44

11.   Please expand your disclosure regarding the laws and regulations central to your business to which you are subject. In addition, you disclose on page 38 that your customers are "responsible for their own compliance with applicable laws and regulations" with regard to the use of your Facial Recognition technology. Please describe whether you are subject to liability or laws with respect to your customers' use of your technology. Provide related risk factor disclosure, if material.

Principal and Registered Stockholders, page 60

12.   Please identify the natural person or persons who have voting and/or investment control of the shares held by Upward Labs AC/SB LLC and disclose whether you have any material relationships with this shareholder. Further, revise the chart to indicate which columns represent holdings of Class A and Class B shares.

Description of Capital Stock, page 62

13.   Please revise to provide a more detailed description of the material voting rights of the Class A common stockholders. For example, disclose under what circumstances Class A common stockholders are entitled to a separate class vote under Delaware law.

Exclusive Forum, page 64

14.   We note your disclosure that your forum selection provision identifies the federal district courts of the United States of America as the exclusive forum for claims arising under the Securities Act. Please disclose that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. In addition, please clarify your disclosure regarding claims arising under the Exchange Act to state clearly that the Exchange Act confers exclusive federal jurisdiction over such claims.

Plan of Distribution, page 73

15.   Please clarify whether the fee paid to the Advisor is entirely contingent on the successful consummation of the direct listing or whether any portion of the fee is required to be paid regardless of whether the direct listing is completed.

16.   Please discuss the Advisor's role in Nasdaq's price validation test, if any, under the Nasdaq rules.

17.   Please disclose whether you will be involved in Nasdaq's price-setting mechanism or will coordinate or be in communication with the Advisor including with respect to any decision by the Advisor to delay or proceed with trading.

Financial Statements, page F-3

18.   We note your auditor expressed an opinion on your consolidated balance sheet as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, stockholder's equity and cash flows for the years then ended. We also note:
    * the financial statements presented on pages F-3 through F-6 are labelled "condensed;"
    * the column headings for the annual periods presented in the statement of operations are 2023 and 2024;
    * the statement of stockholders' equity only includes 2023; and
    * the statement of cash flows is labelled "unaudited."

    Please revise as necessary to ensure your consolidated financial statements for 2023 and 2022 are completely and accurately presented.

19.   We note your disclosure that a non-cash loss on impairment was recorded on December 31, 2023 reflecting goodwill impairment charges totaling $1.67 million. Please present the impairment loss as a separate line item on the income statement within continuing operations in accordance with ASC 350-20-45-2 and expand your disclosures related to goodwill to comply with the requirements of ASC 350-20-50.

Note 8 - Subsequent Events, page F-13

20.   It appears you recorded the goodwill impairment in 2023 so it is unclear why you are disclosing it as a subsequent event. Please remove this disclosure or advise us.

Condensed Consolidated Statement of Cash Flows, page F-17

21.   We note the reported balance of March 31, 2024 Cash at End of Period is not consistent with cash on the March 31, 2024 balance sheet. Please revise as necessary.

General

22.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Vanessa Schoenthaler